OPERATING AGREEMENT

TIN TOP PRODUCTIONS LLC

A Texas Limited Liability Company

This Operating Agreement ("Agreement") is entered into and effective as of the 10 day of

July , 2025, by and between the sole member:

Shaina Zollman , the sole member and

owner of Tin Top Productions LLC, a Texas Limited Liability Company ("Company").

1. Formation

The Company was formed as a Limited Liability Company pursuant to the laws of the State of Texas

by filing the Certificate of Formation with the Secretary of State on

July 10, 2025 .

2. Name and Principal Office

The name of the Company is TIN TOP PRODUCTIONS LLC. The principal office of the Company

shall be located at:

4471 New London Road Henrietta TX 76365

or at such other location as may be determined by the Member.

3. Purpose

The purpose of the Company is to develop, produce, market, and distribute the television series

known as "Tin Top", and to engage in any lawful business related thereto.

4. Sole Member and Ownership

The sole member of the Company is:

Shaina Zollman
_____

who owns 100% of the membership interest. The Member shall have the full and exclusive right to manage and control the business and affairs of the Company.

5. Capital Contributions

The Member has contributed capital to the Company as reflected in the Company's accounting records. No additional capital contributions are required but may be made at the sole discretion of the Member.

6. Profits and Losses

All profits and losses shall be allocated to the Member, and all distributions shall be made at the discretion of the Member.

7. Bank Account Authorization

The Company is authorized to open one or more bank accounts in the name of TIN TOP PRODUCTIONS LLC. The Member is authorized to:

- Select any financial institution(s)

- Deposit and withdraw funds

- Sign checks and make electronic transfers

- Designate other signatories as needed

- Take all necessary steps to manage Company banking and financial operations

The Member shall maintain Company funds separately from personal funds and shall not commingle personal and Company assets.

8. Liability of Member

The Member shall not be personally liable for the debts, liabilities, or obligations of the Company, except as required by law or by personal guarantee.

9. Tax Treatment

The Company shall be treated as a disregarded entity for federal income tax purposes, with all income and losses reported on the sole Member's individual return, unless otherwise elected.

10. Amendments

This Agreement may be amended only in writing and signed by the Member.

11. Governing Law

This Agreement shall be governed by and interpreted under the laws of the State of Texas.

IN WITNESS WHEREOF, the undersigned has executed this Operating Agreement as of the Effective Date.

TIN TOP PRODUCTIONS LLC

By: _____

Name: Shaina Zollman

Title: Sole Member

Date: 7/10/2025